LELAND FUNDS, INC.
 c/o ASB Capital Management, Inc. 1101 Pennsylvania Avenue,
                            N.W.
                          Suite 300
                    Washington, DC 20004
                       April 17, 2001

Via EDGAR

Securities and Exchange Commission
450 Fifth St. N.W.
Washington, DC

Re:  Leland Funds, Inc. - Notification of Registration on
Form N-8A (File No. 811-09573) and Registration Statement on
Form N-1A (File Nos. 333-86647 and 811-08737)

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities
Act of 1933, as amended, Leland Funds, Inc. (the "Fund") is applying to withdraw the captioned notification of registration and registration statement, together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission (the
"Commission") on September 7, 1999 and amended on March 24,
2000.

     The Fund requests that the Registration Statement be withdrawn because the Fund has determined not to issue the securities for sale to the public as contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement, which has not been declared effective. Accordingly, the Fund respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as practicable. Because the Fund has not been established or commenced business, the Fund does not believe that it is required to file a Form N-8F to de-register as an investment company under the Investment Company Act of 1940, as amended.

     Because the Fund has not been established or commenced business, the Fund does not believe that it is required to file a Form N-8F to de-register as an investment company under the Investment Company Act of 1940, as amended.

     Please note that the Fund also requests withdrawal of the notification of registration on Form N-8A (File No. 811 09737) and the registration statement on Form N-2 (File No. 811-09573) that were inadvertently filed with the Commission by the Leland Real Estate Collective Investment Trust on December 21, 1999 under the CIK number of the Fund.

     Any questions or comments regarding this matter should be directed to Cecelia A. Calaby of Shaw Pittman at (202)
663-8984.


                              Sincerely,

                              /s/ WALTER R. FATZINGER, JR.
                              Walter R. Fatzinger, Jr.
                              Director



cc:  Christian T. Sandoe, Division of Investment Management
(by facsimile)